Exhibit (a)(12)

Press Release

Coeur d’Alene Mines Corporation —Exchange Offer and Cash Offer Announcement

Coeur d’Alene, Idaho —Monday, July 23, 2001 —On June 29, 2001, Coeur d’Alene Mines Corporation (NYSE: CDE) (the “Company”) commenced an exchange offer in which it is offering up to a maximum of approximately $71.34 million principal amount of its new 13-3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “13-3/8% Notes”) to holders of the Company’s presently outstanding convertible subordinated debentures (the “Exchange Offer”). In addition, the Company is offering debenture holders participating in the Exchange Offer the right to purchase up to an additional $25 million principal amount of 13-3/8% Notes for cash. The Exchange Offer is scheduled to expire on July 27, 2001, unless extended.

      The Company has decided to proceed with the Exchange Offer because it believes it will be highly beneficial to both its debenture holders and its stockholders. The Exchange Offer will allow the Company to substantially reduce its debt, increase shareholder’s equity by the amount of an extraordinary gain that would result from the retirement of existing indebtedness, improve its cash flow, and improve its overall capital structure.

The 13-3/8% Notes will be convertible into common stock of the Company at a conversion price that is expected to be 15% over the average price of the common stock during the five trading days preceding the second day prior to the expiration of the Exchange Offer, subject to a minimum of $1.35 per share. Assuming the maximum $96.34 million principal amount of $13-3/8% Notes are issued, and further assuming that the conversion price will be the minimum $1.35 per share, the holders of 13-3/8% Notes will have the right to convert those notes into a total of 71.36 million shares of common stock, which would constitute approximately 62% of the Company’s then outstanding shares. The Company also may issue additional shares of common stock in the event that it elects to pay interest on the 13-3/8% Notes in shares of common stock rather than cash.

The number of shares of common stock potentially issuable upon conversion of the 13-3/8% Notes would be in excess of 20% of the Company’s currently outstanding shares of common stock. While rules of the New York Stock Exchange (the “NYSE”) generally contemplate that shareholders approve the issuance of convertible securities that are convertible into a number of shares of common stock that exceeds 20% of the shares outstanding before issuance of the convertible securities, the Company is relying on an exception, granted by the NYSE under its rules, from that NYSE policy because the delay involved in securing shareholder approval would seriously jeopardize the financial viability of the Company. In accordance with the NYSE’s rule providing that exception, the Audit Committee of the Company’s Board of Directors has expressly approved the Company’s reliance on the exception.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange, sale, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale in any state in which such offer, exchange, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Coeur d’Alene Mines Corporation is the leading primary silver producer located in the United States. The Company has silver and gold mining interests in Nevada, Idaho, Alaska, Chile and Bolivia.

PR01:10

Contact:	Michael A. Steeves PR01:11 Director of Investor Relations Coeur d’Alene Mines Corporation (208) 769-8155